UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
(Print or Type Responses)
Name and Address of Reporting Person* Meldahl Michael J.	2.Issuer Name and Ticker or Trading Symbol The Montana Power Company (MTP)				6. Relationship of Reporting Person(s) to Issuer (check all applicable). Director 10% owner X Officer(give Other(specify title below) below) Executive V.P. & COO Technology Division
(Last) (First) (Middle) 40 E. Broadway Street	3.I.R.S. Identification Number of Reporting Person, if any entity (Voluntary)	4.Statement for Month/Year 8/2000
(Street) Butte MT 59701		5.If Amendment Date of Original (Month/Year)			7.Individual or Joint/Group Filing (check applicable line). X Form Filed by One Reporting Person Form filed by More than One Reporting Person
(City (State) (Zip)	TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr.3)	2.Transaction Date (Month/ Day/ Year)	3.Transaction Code (Instr. 8)		4.Security Acquired (A) or Disposed of (D) (Instr. 3, 4, & 5)			5.Amount of Securities Beneficially Owned at End of Month (Instr. 3 & 4)	6.Owner-ship Form: Direct (D) or Indirect (I) (Instr. 4)	7.Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	or (D)	Price
Common Stock							(1) 19,143.546	D
Common Stock							(2) 9,011.863	I	BY TTEE RET & SAV PLAN (401K)
$6.00 Series Preferred Stock							4	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Potential persons who are to respond to the collection of

information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 4 (continued)

TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derative Security (Instr.3)	2.Conver-sion or Exercise Price of Deri-vative Security	3.Trans-action Date (Month/ Day/ Year)	4.Trans- action Code (Instr. 8)		5.Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr.3,4,&5)		6.Date Exercisable and Expiration Date (Month/Day/Year)		7.Title and Amount of Underlying Securities (Instr. 3 & 4)		8.Price of Deriv-ative Secur- ity (Instr. 5)	9.Number of Deriv- ative Secur- ities Benef- icially Owned at End of Month (Instr.4)	10.Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11.Nature of Indirect Beneficial Ownership (Instr.4)
			Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Option	$32.50	08/21/00	A	V	64,300		(3)	08/21/10	Common Stock	64,300	$32.50	64,300	D
Stock Option	$38.6875	06/26/00	A	V	50,000		06/26/02	06/26/10	Common Stock	50,000	$38.6875	50,000	D
Stock Option	$18.0000						4/6/2000	4/6/2008	Common Stock	24,000		24,000	D
Stock Option	$35.3594						6/21/2001	06/21/2009	Common Stock	50,000		50,000	D
Stock Option	$27.5625						(4)	10/25/2009	Common Stock	80,300		80,300	D

Explanation of Responses:

**Signature of Reporting Person	Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space is insufficient,

See Instruction 6 procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
FORM 4 (continued) Explanation of Responses
Name:	Meldahl, Michael J.	Statement for Month/Year:	08/2000
	40 E Broadway	Issuer Name: The Montana Power Company
Butte MT 59701-9394

Note: 1	Includes 32.725 shares acquired through the reinvestment of dividends since May 2000.
Note: 2	Includes 91.156 shares acquired under the Retirement and Savings Plan (401K) since May 2000.
Note: 3	The option is first exercisable on 08/21/2008, except certain performance measures allow for "Early Vesting".
Note: 4	The option is first exercisable on 10/25/2007, except certain performance measures allow for "Early Vesting". On 3/10/2000, 50 % or 40,150 shares vested and are exercisable.